SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April 2013

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

INVESTOR RELATIONS CONTACT
investor.relations@homex.com.mx
Vania Fueyo
Investor Relations Officer

Press Release

Culiacan, April 19th, 2013–Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV: Homex] today announced it has entered into an agreement with Grupo Financiero Inbursa S.A.B de C.V. (Inbursa) [BMV: GFINBUR], e Impulsora del Desarrollo y el Empleo en América Latina S.A.B de C.V. [BMV:IDEALB1], (the “Agreement”) for the sale of Homex’s interest in the Federal Penitentiaries located at Morelos and Chiapas.

In accordance with this agreement the Company expects to receive proceeds equivalent to approximately Ps.4,000 million, from which approximately Ps.2,000 million is expected to be used for working capital purposes at the Homex Mexico division, and approximately Ps.2,000 million is expected to be used to repay debt. Homex expects to continue as the construction company for the Federal Penitentiary at Morelos. Moreover, the Company will continue to participate in the operating company of both Penitentiaries, thus maintaining the opportunity for future profit potential.

The transaction is subject to approvals to correspondent approvals.

“This transaction demonstrates the success of our Infrastructure division. The successful development of these assets has provided important resources that will be used to strengthen our financial position and accelerate our operations at our housing division, enabling completion of homes under construction and the generation of operating cash flow. We expect to take advantage of our leadership in vertical construction. At the same time, we remain committed to growing our Infrastructure division, and we anticipate participating in future similar projects,” commented Gerardo de Nicolás Chief Executive Officer of Homex.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil. It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country. Homex is formed by four divisions: Mexico Division, International Division, Government Division and Tourism Division.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: April 19, 2013	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer